Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Aramark:

We consent to the use of our report dated November 18, 2013, except as to Note 18, which is as of December 17, 2013, with respect to the consolidated balance sheets of Aramark and subsidiaries as of September 27, 2013 and September 28, 2012, and the related consolidated statements of income, comprehensive income, cash flows and equity for each of the fiscal years ended September 27, 2013, September 28, 2012 and September 30, 2011, and the related financial statement schedule, included herein, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Philadelphia, Pennsylvania

May 16, 2014